Exhibit 99.1

VisionChina Media Inc. Announces Fourth Quarter and Full-Year 2011 Results

Full-Year 2011 Revenues Grow 31.2% Year-over-Year

Fourth Quarter 2011 Revenues Grow 18.9% Year-over-Year

GAAP Net Income in the Fourth Quarter of 2011 Reaches $1.7 million

BEIJING, March 13, 2012 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the fourth quarter and full-year ended December 31, 2011.

Key Quarterly Financial and Operating Data for the Fourth Quarter of 2011

Total revenues in the fourth quarter of 2011 were $53.4 million, a record high in VisionChina Media’s operating history. Advertising service revenue, which accounted for 96.7% of total revenues in the fourth quarter of 2011, was $51.6 million, representing increases of 14.9% and 2.7% compared to the fourth quarter of 2010 and third quarter of 2011, respectively.

Gross profit in the fourth quarter of 2011 was $21.4 million, compared to gross profit of $17.8 million in the third quarter of 2011.

Operating profit in the fourth quarter of 2011 was $2.4 million, compared to operating profit of $0.8 million in the third quarter of 2011.

Net income attributable to VisionChina Media shareholders in the fourth quarter of 2011 was $1.7 million, compared to net loss of $0.8 million in the third quarter of 2011.

In the fourth quarter of 2011, the Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation (“non-GAAP net income”) was $4.1 million, compared to non-GAAP net income of $3.7 million in the third quarter of 2011.

Basic and diluted net income per share attributable to VisionChina Media shareholders in the fourth quarter of 2011 were $0.02 and $0.02, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders of $0.01 and $0.01, respectively, in the third quarter of 2011.

The Company had cash and cash equivalents of $80.3 million as of December 31, 2011. Net cash provided by operating activities was $7.0 million in the fourth quarter of 2011, compared to net cash used in operating activities of $10.7 million in the third quarter of 2011.

Total broadcasting hours in the Company’s network in the fourth quarter of 2011 were 41,463 hours, compared to network capacity of 43,778 hours in the third quarter of 2011.

As of December 31, 2011, the Company’s network covered 20 cities either secured by exclusive agency agreements or joint venture contracts, and included 137,423 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network was $1,217 in the fourth quarter of 2011, compared to $1,122 in the third quarter of 2011.

The Company sold an average of 8.95 advertising minutes per broadcasting hour in the fourth quarter of 2011, compared to 10.64 advertising minutes per broadcasting hour in the third quarter of 2011.

Full-Year 2011 Highlights

Total revenues increased 31.2% to $181.2 million in the full-year 2011 from $138.1 million in the full-year 2010, of which advertising service revenue increased 30.0% year-over-year to $179.4 million.

Gross profit in the full-year 2011 was $52.6 million, compared to gross profit of $17.1 million in the full-year 2010.

Operating loss in the full-year 2011 narrowed to $10.4 million, compared to operating loss of $166.6 million in the full-year 2010.

Net loss attributable to VisionChina Media shareholders in the full-year 2011 was $12.5 million, compared to net loss attributable to VisionChina Media shareholders of $151.3 million in the full-year 2010.

Net loss attributable to VisionChina Media shareholders in the full-year 2011, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation, was $2.2 million (non-GAAP), compared to net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss, of $4.8 million (non-GAAP) in the full-year 2010.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the full-year 2011 were $0.12 and $0.12, respectively (each ADS representing one common share), compared to basic and diluted net loss per share attributable to VisionChina Media shareholders in the full-year 2010 of $1.83 and $1.83, respectively.

Total broadcasting hours in the Company’s network were 175,498 hours in the full-year 2011, compared to 195,366 hours in the full-year 2010.

The Company sold an average of 8.78 advertising minutes per broadcasting hour in the full-year 2011, compared to an average of 6.75 advertising minutes per broadcasting hour in the full-year 2010.

Average advertising service revenue per broadcasting hour in the full-year 2011 was $1,002, compared to $677 in the full-year 2010.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “We are pleased to have delivered improved results across each of our key operating metrics in 2011. Through careful contract negotiations, we have optimized our network coverage by having an ideal list of the 20 cities in which we are mostly deeply penetrated and which we believe provide us with the most favorable utilization and monetization rates. Our record breaking revenues in the fourth quarter are further evidence that advertisers recognize the importance of outdoor media and we continue to be one of the most visible advertising platforms in China. While the first quarter of each year typically shows seasonal weakness, we believe we can build on our solid fourth quarter and full-year 2011 results to maintain a healthy growth trajectory in 2012.”

Stanley Wang, VisionChina Media’s senior vice president of finance, added, “We successfully ended 2011 with a return to profitability in the fourth quarter, a direct result of strict financial and operational management efforts made throughout the year. Our continuous focus on driving utilization and reducing media costs is paying off and we are optimistic that we will see this positive growth momentum carry forward into the full-year 2012.”

Fourth Quarter 2011 Results

VisionChina Media’s total revenues were $53.4 million in the fourth quarter of 2011, representing an increase of 18.9% from $44.9 million in the fourth quarter of 2010 and an increase of 6.2% from $50.2 million in the third quarter of 2011. Advertising service revenue, which accounted for 96.7% of total revenues in the fourth quarter of 2011, was $51.6 million, representing increases of 14.9% and 2.7% compared to the fourth quarter of 2010 and third quarter of 2011, respectively. In the fourth quarter of 2011, the Company also generated advertising equipment revenue of $1.8 million, representing 3.3% of total revenues. There was no advertising equipment revenue in the fourth quarter of 2010 or in the third quarter of 2011.

Total broadcasting hours in the fourth quarter of 2011 were 41,463 hours, compared to 50,019 hours in the fourth quarter of 2010 and 43,778 hours in the third quarter of 2011. Average advertising revenue per broadcasting hour was $1,217 in the fourth quarter of 2011, compared to $859 in the fourth quarter of 2010 and $1,122 in the third quarter of 2011.

In the fourth quarter of 2011, the Company sold a total of 370,998 advertising minutes in its network, compared to 443,442 advertising minutes in the fourth quarter of 2010 and 465,756 advertising minutes in the third quarter of 2011. The Company sold an average of 8.95 advertising minutes per broadcasting hour in the fourth quarter of 2011, compared to 8.87 advertising minutes per broadcasting hour in the fourth quarter of 2010 and 10.64 advertising minutes per broadcasting hour in the third quarter of 2011.

During the fourth quarter of 2011, 676 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 736 advertisers in the fourth quarter of 2010 and 712 advertisers in the third quarter of 2011.

Media cost, the most significant component of advertising service cost, was $24.6 million in the fourth quarter of 2011, representing 80.8% of total advertising service cost, compared to $26.5 million, or 79.7% of total advertising service cost, in the fourth quarter of 2010, and $26.4 million, or 81.6% of total advertising service cost, in the third quarter of 2011.

Gross profit in the fourth quarter of 2011 was $21.4 million, compared to $11.6 million in the fourth quarter of 2010 and $17.8 million in the third quarter of 2011. Advertising service gross margin was 40.9% in the fourth quarter of 2011, compared to 25.9% in the fourth quarter of 2010 and 35.5% in the third quarter of 2011.

Selling and marketing expenses were $14.5 million in the fourth quarter of 2011, representing an increase of 60.6% from $9.0 million in the fourth quarter of 2010 and an increase of 26.8% from $11.5 million in the third quarter of 2011. Selling and marketing expenses accounted for 28.1% of the Company’s advertising service revenue in the fourth quarter of 2011, compared to 20.1% in the fourth quarter of 2010 and 22.8% in the third quarter of 2011. The increase in selling and marketing expenses in the fourth quarter of 2011 was primarily attributable to increases in marketing and promotional expenses incurred by the sales force.

General and administrative expenses were $4.1 million in the fourth quarter of 2011, representing an increase of 79.8% from $2.3 million in the fourth quarter of 2010 and an increase of 29.7% from $3.1 million in the third quarter of 2011. The increase in general and administrative expenses compared to the third quarter of 2011 is primarily attributable to an increase in legal fees in connection with pending litigation with the selling shareholders and former management of Digital Media Group Company Limited (“Digital Media Group”).

Loss from equity method investments amounted to $0.1 million in the fourth quarter of 2011, compared to a loss of $0.1 million in the fourth quarter of 2010 and income of $0.2 million in the third quarter of 2011.

The Company recorded a contingent loss of $0.7 million in connection with the pending litigation with the selling shareholders and former management of Digital Media Group in the fourth quarter of 2011, compared to a contingent loss of $2.7 million for this pending litigation in the third quarter of 2011.  The Company did not incur any contingent loss in the fourth quarter of 2010.

Operating profit was $2.4 million in the fourth quarter of 2011, compared to operating loss of $56.3 million in the fourth quarter of 2010 and operating profit of $0.8 million in the third quarter of 2011.

The Company recorded net interest expense of $1.0 million in the fourth quarter of 2011, compared to net interest expense of $0.7 million in the fourth quarter of 2010 and net interest expense of $0.6 million in the third quarter of 2011.

The Company recorded an income tax benefit of $0.3 million in the fourth quarter of 2011, compared to an income tax benefit of $12.3 million in the fourth quarter of 2010 and an income tax expense of $1.0 million in the third quarter of 2011. The Company’s income tax benefit of $12.3 million in the fourth quarter of 2010 included a tax credit of $10.4 million in connection with the impairment loss on intangible assets arising from the Company’s acquisition of Digital Media Group.

Net income attributable to VisionChina Media shareholders (GAAP) was $1.7 million in the fourth quarter of 2011, compared to a net loss attributable to VisionChina Media shareholders of $44.7 million in the fourth quarter of 2010 and a net loss attributable to VisionChina Media shareholders of $0.8 million in the third quarter of 2011. The net loss in the fourth quarter of 2010 was primarily attributable to a non-recurring, non-cash impairment charge of $56.6 million as the result of a write-down of goodwill and intangible assets in connection with the Company’s acquisition of Digital Media Group, which was offset by the tax credit of $10.4 million in connection with the impairment charge. Basic and diluted net income per share (GAAP) was $0.02 and $0.02, respectively, in the fourth quarter of 2011.

The Company’s non-GAAP financial measure, net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation, was $4.1 million (non-GAAP) in the fourth quarter of 2011, compared to net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss, of $4.5 million (non-GAAP) in the fourth quarter of 2010, and net income attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation, of $3.7 million (non-GAAP) in the third quarter of 2011.

As of December 31, 2011, the Company had 137,423 digital television displays in its network, compared to 137,395 as of December 31, 2010 and 136,777 as of September 30, 2011.

As of December 31, 2011, the Company had 829 employees, compared to 867 employees as of December 31, 2010 and 842 employees as of September 30, 2011.

As of December 31, 2011, the Company had cash and cash equivalents of $80.3 million, compared to $111.3 million as of September 30, 2011. The Company’s net cash provided by operating activities was $7.0 million in the fourth quarter of 2011, compared to net cash used in operating activities of $10.7 million in the third quarter of 2011.

Depreciation and amortization was $2.8 million and capital expenditures were $0.8 million in the fourth quarter of 2011.

Full-Year 2011 Results

Total revenues in the full-year 2011 were $181.2 million, an increase of 31.2% from $138.1 million in the full-year 2010. Advertising service revenue, which accounted for 99.0% of total revenues in the full-year 2011, was $179.4 million, representing an increase of 30.0% from $138.1 million in the full-year 2010.

Media cost, the most significant component of advertising service cost, was $103.0 million in the full-year 2011, representing 81.1% of total advertising service cost, compared to $97.8 million, or 80.8% of total advertising service cost in the full-year 2010.

Gross profit in the full-year 2011 was $52.6 million, compared to gross profit of $17.1 million in the full-year 2010. Advertising service gross margin was 29.2% in the full-year 2011, compared to 12.4% in the full-year 2010, the result of strong revenue growth and effective control of media cost.

Selling and marketing expenses in the full-year 2011 were $44.9 million, compared to $28.3 million in the full-year 2010. The increase was primarily attributable to an overall increase in marketing and promotional activities.

General and administrative expenses in the full-year 2011 were $13.2 million, compared to $9.5 million in the full-year 2010. The increase was primarily attributable to the provision for certain doubtful accounts receivable as well as the increase in legal fees in connection with pending litigation with the selling shareholders and former management of Digital Media Group.

Other operating expense in the full-year 2011 was $2.1 million, representing a one-off penalty payment made in the first quarter of 2011 for the termination of an exclusive advertising agency agreement that was unfavorable to the Company’s profitability. The Company believes that the benefit of the termination outweighed the negative effect of staying in this agreement. There was no such expense in the full-year 2010.

Income from equity method investments in the full-year 2011 was $0.2 million, compared to a loss of $0.1 million in the full-year 2010.

In 2011, the Company recorded a contingent loss of $3.4 million in connection with the pending litigation with the selling shareholders and former management of Digital Media Group. There was no such contingent loss in the full-year 2010.

Operating loss in the full-year 2011 was $10.4 million, compared to an operating loss of $166.6 million in the full-year 2010.  In 2010, the Company recorded non-recurring, non-cash impairment charges totaling $145.7 million, including an impairment charge of $89.1 million as the result of a write-down of goodwill and intangible assets taken in the second quarter of 2010 in connection with three of the six agencies acquired by the Company in 2008 and an impairment charge of $56.6 million, the result of a write-down of goodwill and intangible assets taken in the fourth quarter of 2010 in connection with the Company’s acquisition of Digital Media Group.

The Company recorded net interest expense of $3.0 million in the full-year 2011, compared to net interest expense of $2.9 million in the full-year 2010.

The Company recorded an income tax benefit of $0.8 million in the full-year 2011, compared to an income tax benefit of $18.2 million in the full-year 2010. The income tax benefit recorded in the full-year 2010 included tax credits of $12.2 million in connection with the aforementioned impairment loss on intangible assets.

Net loss attributable to VisionChina Media shareholders in the full-year 2011 was $12.5 million, compared to net loss attributable to VisionChina Media shareholders of $151.3 million in the full-year 2010. Basic and diluted net loss per share attributable to VisionChina Media shareholders, in the full-year 2011, was $0.12 and $0.12, respectively.

Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation, was $2.2 million (non-GAAP) in the full-year 2011, compared to net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss of $4.8 million (non-GAAP) in the full-year 2010.

Recent Developments

Pending litigation with the selling shareholders and former management of Digital Media Group

On November 3, 2011 the state trial court in New York (Supreme Court, New York County) (“the Court”) entered an order deciding motions filed in connection with two related lawsuits, one filed by VisionChina Media and Vision Best Limited (collectively, “VisionChina”) and one by the selling shareholders (the “Selling Shareholders”) of Digital Media Group Company Limited (“DMG”).  The Court granted the Selling Shareholders’ motion to dismiss VisionChina’s claims for fraud, unjust enrichment and declaratory judgment, as well as a counterclaim asserted by VisionChina for breach of contract alleging the wrongful destruction of electronic data on DMG’s servers at the instruction of a representative of the Selling Shareholders.  The Court also granted the Selling Shareholders’ motion to attach $30 million of VisionChina’s assets to be held as security in the event that the Selling Shareholders are successful in their claims to compel VisionChina to pay $30 million of $60 million in post-closing consideration that the Selling Shareholders claim to be entitled to.  That order requires the Shareholders to file a $500,000 undertaking in the event that it is ultimately determined that they were not entitled to the attachment.

The Court denied the Selling Shareholders’ motion to dismiss a separate contract claim asserted by VisionChina for not less than $2,785,633.  It also denied the Selling Shareholders’ request to compel VisionChina to release the restrictions on certain VisionChina Media stock that the Selling Shareholders received as part of the consideration for the sale of DMG pursuant to the parties’ merger agreement.  That stock was worth $60 million at the date of closing of the DMG merger transaction in November 2009, and the Selling Shareholders seek the removal of the restriction in order to facilitate the conversion of that stock to American Depositary Shares so it could be sold or transferred.  The Court reasoned that the Shareholders were not entitled to the requested injunctive relief because they may have a claim for monetary damages if they establish that VisionChina wrongfully refused to release the restrictions.  The Selling Shareholders’ complaint did not quantify the damages alleged to have been suffered as a result of the failure to remove the restriction on the stock.

Following the above ruling by the Court, the Selling Shareholders moved for summary judgment to establish their claimed entitlement to $60 million of post-closing cash consideration.  They also obtained a second $30 million attachment, with respect to the second of the two post-closing payments they seek to obtain, and they moved to confirm both attachment orders.  The motion for summary judgment and for confirmation of the attachment orders had not been decided as of the date of this release.

The Company noticed an appeal of the November 3, 2011 ruling to the appellate court in New York, the Appellate Division, First Department, and is vigorously pursuing reinstatement of the claims that were dismissed in that ruling, defense of the claims on which the Selling Shareholders are seeking summary judgment, and opposition to their efforts to obtain pre-judgment attachment and other relief.

Share repurchase program

In September 2011, VisionChina Media’s board of directors approved a share repurchase program of up to $15 million by December 31, 2012. During the period from September 1, 2011 to December 31, 2011, the Company purchased, under the share repurchase program, 1,062,450 ADSs (each ADS representing one common share) in aggregate in the open market at an average price of $1.73 for a total consideration of approximately $1.9 million.

Business Outlook

The Company estimates its advertising service revenue in the first quarter of 2012 to be between $27.0 million and $28.0 million. First quarter 2012 net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, amortization of intangible assets and provision for contingent loss in connection with a litigation (non-GAAP) is estimated to be between $17.0 million and $18.0 million. The Company estimates that advertising service revenue during the first quarter of 2012 will be negatively affected by seasonality. The Company expects that the seasonal impact will be short-term in nature and that the Company’s advertising service revenue will increase in subsequent quarters.

These estimates are based on an exchange rate of RMB 6.3523 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on March 13, 2012 (8:00 AM Beijing/Hong Kong Time on March 14, 2012).

Dial-in details for the earnings conference call are as follows:

US Toll:	+1-718-354-1231
US Toll Free:	+1-866-519-4004
Hong Kong Toll:	+852-2475-0994
International Toll:	+65-6723-9381
Passcode for all regions:	VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until April 13, 2012.

US Toll:	+1-718-354-1232
US Toll Free:	+1-866-214-5335
International Toll:	+61-2-8235-5000
Passcode for all regions:	58011484

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of December 31, 2011, VisionChina Media’s advertising network included 137,423 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, provision for contingent loss in connection with a litigation, and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

Mrs. Helen Plummer
Investor Relations Adviser
VisionChina Media Inc.

Tel: +86-139-1167-2124
Email: helen.plummer@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: jessica.cohen@ogilvy.com

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	December 31, 2011	September 30, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	80,310	111,307	67,211
Restricted cash	3,306	49,166	70,062
Accounts receivable, net	66,284	68,551	51,084
Amounts due from related parties	2,444	1,630	3,178
Prepaid expenses and other current assets	34,278	21,832	32,032
Total current assets	186,622	252,486	223,567
Non-current Assets:
Fixed assets, net	13,638	14,399	14,308
Goodwill	141,406	140,605	134,571
Intangible assets	39,537	40,854	43,942
Investments under equity method	7,201	7,475	6,619
Other investments	3,021	2,847	2,751
Long-term prepayments and deposits	19,896	25,957	13,779
Restricted cash	1,102	1,096	302
Deferred tax assets	2,718	2,391	3,121
Total non-current assets	228,519	235,624	219,393
TOTAL ASSETS	415,141	488,110	442,960

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	20,465	103,413	121,698
Accounts payable	16,149	10,383	13,243
Amounts due to related parties	1,416	2,095	1,752
Consideration payable	64,000	63,908	36,426
Income tax payable	118	8	443
Accrued expenses and other current liabilities	18,814	15,491	11,953
Total current liabilities	120,962	195,298	185,515
Non-current Liabilities:
Consideration payable	—	—	29,631
Deferred tax liabilities	9,808	10,134	10,896
Other non-current liabilities	969	2,412	1,665
Total non-current liabilities	10,777	12,546	42,192
Total liabilities	131,739	207,844	227,707

Commitments and contingency

Equity:
Common shares	10	10	8
Additional paid-in capital	341,963	342,371	273,935
Accumulated deficit	(93,729)	(95,397)	(81,226)
Accumulated other comprehensive income	34,940	33,035	22,068
Total VisionChina Media Inc. shareholders’ equity	283,184	280,019	214,785
Noncontrolling interest	218	247	468
Total equity	283,402	280,266	215,253
TOTAL LIABILITIES AND EQUITY	415,141	488,110	442,960

Note 1:          Information extracted from the audited consolidated financial statements included in the Company’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	December 31, 2011	September 30, 2011	December 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	51,597	50,242	44,908
Advertising equipment revenue	1,778	—	—
Total revenues	53,375	50,242	44,908
Cost of revenues:
Advertising service cost	(30,501)	(32,394)	(33,279)
Advertising equipment cost	(1,494)	—	—
Total cost of revenues	(31,995)	(32,394)	(33,279)
Gross profit	21,380	17,848	11,629
Operating expenses:
Selling and marketing expenses	(14,522)	(11,451)	(9,043)
General and administrative expenses	(4,070)	(3,137)	(2,264)
Impairment loss	—	—	(56,595)
Total operating expenses	(18,592)	(14,588)	(67,902)
(Loss) income from equity method investees	(108)	240	(72)
Dividend income from cost method investments	142	—	—
Contingent loss in connection with a litigation	(675)	(2,700)	—
Income from partial disposal of interest of an equity method investee	227	—	—
Operating profit (loss)	2,374	800	(56,345)
Interest income	51	585	485
Interest expense	(1,071)	(1,199)	(1,194)
Other (expenses) income	(18)	(7)	144
Net income (loss) before income taxes	1,336	179	(56,910)
Income tax benefit (expense)	303	(963)	12,282
Net income (loss)	1,639	(784)	(44,628)
Net loss (income) attributable to noncontrolling interest	29	28	(75)
Net income (loss) attributable to VisionChina Media Inc. shareholders	1,668	(756)	(44,703)

Net income (loss) per share:
Basic	0.02	(0.01)	(0.53)
Diluted	0.02	(0.01)	(0.53)

Weighted average number of shares used in computation of net income (loss) per share:
Basic	101,327,916	102,262,097	84,831,021
Diluted	101,327,916	102,262,097	84,831,021

Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(5)	(24)
Selling and marketing expenses	(104)	(105)	(98)
General and administrative expenses	(57)	(79)	(96)
Total	(174)	(189)	(218)

Reconciliation from GAAP net income (loss) attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income attributable to VisionChina Media Inc. shareholders:
Net income (loss) attributable to VisionChina Media Inc. shareholders (GAAP)	1,668	(756)	(44,703)
Add back share-based compensation expenses	174	189	218
Add back amortization of intangible assets	1,541	1,529	2,803
Add back provision for contingent loss in connection with a litigation	675	2,700	—
Add back impairment loss of goodwill and intangible assets	—	—	56,595
Subtract tax credit in connection to impairment of intangible assets	—	—	(10,410)
Net income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	4,058	3,662	4,503

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For twelve months ended
	December 31, 2011	December 31, 2010
	(Unaudited)	(Note 1)

Revenues :
Advertising service revenue	179,416	138,057
Advertising equipment revenue	1,778	—
Total revenues	181,194	138,057
Cost of revenues :
Advertising service cost	(127,058)	(121,001)
Advertising equipment cost	(1,494)	—
Total cost of revenues	(128,552)	(121,001)
Gross profit	52,642	17,056
Operating expenses :
Selling and marketing expenses	(44,916)	(28,316)
General and administrative expenses	(13,207)	(9,500)
Other operating expense	(2,141)	—
Impairment loss	—	(145,720)
Total operating expenses	(60,264)	(183,536)
Income (loss) from equity method investees	231	(110)
Dividend income from cost method investments	142	—
Contingent loss in connection with a litigation	(3,375)	—
Income from partial disposal of interest of a subsidiary	176	—
Operating loss	(10,448)	(166,590)
Interest income	1,711	2,083
Interest expense	(4,717)	(4,952)
Other income	42	—
Net loss before income taxes	(13,412)	(169,459)
Income tax benefit	794	18,202
Net loss	(12,618)	(151,257)
Net loss (income) attributable to noncontrolling interest	115	(81)
Net loss attributable to VisionChina Media Inc. shareholders	(12,503)	(151,338)

Net loss per share:
Basic	(0.12)	(1.83)
Diluted	(0.12)	(1.83)
Weighted average shares used in computation of net loss per share:
Basic	102,047,412	82,739,234
Diluted	102,047,412	82,739,234

Share-based compensation expenses during the related periods included in:
Cost of revenues	(58)	(101)
Selling and marketing expenses	(449)	(433)
General and administrative expenses	(310)	(414)
Total	(817)	(948)

Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net loss attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(12,503)	(151,338)
Add back share-based compensation expenses during the related periods	817	948
Add back amortization of intangible assets during the related periods	6,071	12,065
Add back provision for contingent loss in connection with a litigation	3,375	—
Add back impairment loss of goodwill and intangible assets in the related period	—	145,720
Subtract tax credit in connection to impairment of intangible assets	—	(12,173)
Net loss attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(2,240)	(4,778)

Note 1:          Information extracted from the audited consolidated financial statements included in the Company’s 2010 annual report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2011, and rounded to thousands of US dollars.